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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         NATIONAL SECURITIES CORPORATION
                                (Name of Issuer)


                               STEVEN A. ROTHSTEIN
                      (Name of person(s) filing Statement)


                    Common Shares, $0.02 par value per share
                         (Title of Class of Securities)



                                    637605205
                                 (CUSIP Number)




                                  July 16, 1996
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1 (b) (3) or (4), check the following:
[ ]

         Check the following box if a fee is being paid with this statement: [ ]
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CUSIP NO.  637605205

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(1)      Names of Reporting Persons                      Steven A. Rothstein
         S.S. or I.R.S. Identification                   ###-##-####
         Nos. Of Above Persons

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(2)      Check the appropriate Box if a Member of a Group                (a)
                                                                         (b)

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(3)      SEC Use Only

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(4)      Source of Funds

         PF

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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

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(6)      Citizenship or Place of Organization

         United States

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Number of Shares            (7)     Sole Voting Power

Beneficially Owned                  146,252

Each Reporting              (8)     Shared Voting

Person With                         0

                            (9)     Sole Dispositive

                                    146,252

                            (10)    Shared Dispositive Power

                                    0

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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         325,322

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented by Amount in Row 11

         33.7%

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(14)     Type of Reporting Person

         IN

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                                  Schedule 13D

Item 1.  Security and Issuer.

         Name of Issuer:    National Securities Corporation ("National")

         Address of Issuer's Principal Executive Offices:

                            1001 Fourth Avenue
                            Suite 2200
                            Seattle, Washington 98154

         Security:          Common Shares, $0.02 par value per share ("Shares").

Item 2.  Identity and Background.

         (a) Name of person filing:     Steven A. Rothstein ("Rothstein")

         (b) Residence Address:         2737 Illinois Road
                                        Wilmette, Illinois 60091

         (c) Present principal occupation and address:

                      Chairman
                      National Securities Corporation
                      1001 Fourth Avenue
                      Suite 2200
                      Seattle, Washington 98154

         (d) During the last five years, Rothstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Rothstein has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship: Rothstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Rothstein and his three children purchased a total of 21,000 Shares with personal funds. No part of the purchase price for these Shares is or will be represented by borrowed funds.
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Item 4.  Purpose of the Transaction.

         Rothstein acquired the Shares in a private transaction solely for the purpose of investment. Rothstein acquired the Shares for his own account with no intention of selling the Shares in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

         Rothstein intends to review continuously his position in National, and may, depending upon his evaluation of developments and upon price, availability of Shares and other factors, determine to increase, decrease or eliminate his position in National.

         Except as otherwise disclosed herein, Rothstein, in his capacity as a beneficial owner of the Shares is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of National, or the disposition of securities of National; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving National or any of its subsidiaries;
(c) a sale or transfer of any material amount of assets of National or any of its subsidiaries; (d) any change in National's Board of Directors or management;
(e) any material change in the present capitalization or dividend policy of National; (f) any material change in National's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of National by any person; (h) causing any class of securities of National to be delisted; (i) National common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.  Interest in Securities of the Issuer.

         (a) Following adjustments for the 5% stock dividend distributed to Shareholders in June, 1996, as of the date hereof, Rothstein directly owns 146,252 Shares, and indirectly owns beneficially 179,070 Shares, representing in the aggregate approximately 33.7% of the total outstanding Shares of National. Rothstein is deemed the indirect beneficial owner of 157,500 Shares by virtue of options granted to him by National: Rothstein owns options to purchase (i) 73,500 Shares at an exercise price of $4.76 per Share; and (ii) 84,000 Shares at an exercise price of $4.32 per Share. Rothstein also is the indirect beneficial owner of 5,250 Shares owned by his spouse, 9,322 Shares owned by his daughter Caroline, and 3,499 Shares owned by each of his two other children, Joshua and Natalie. The above percentage ownership calculation assumes 965,322 Shares of National are issued and outstanding, based upon the 807,822 reported issued and outstanding on National's Form 10-Q dated July 26, 1996, assuming exercise of Rothstein's options and considering Shares owned by his spouse and children.

         (b) Rothstein possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 146,252 Shares. Until Rothstein exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying Shares represented by the options.
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         (c) On July 16, 1996 Rothstein and his children purchased a total of
21,000 Shares from Mr. G.N. Chavda at a price of $6.00 per share in a private transaction.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      /s/ Steven A. Rothstein
                                      -------------------------
                                      Steven A. Rothstein

                                      7/19/96
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                                      Date